Northern Dynasty Announces Board Restructuring

February 25, 2016 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) announces a restructuring of its Board of Directors resulting in a reduction of the number of members to seven. Scott Cousens, Gordon Fretwell, Wayne Kirk, Russell Hallbauer, Peter Mitchell and Marchand Snyman have each resigned from the Board and David De Witt has been added as a new director.

David De Witt is the Chairman of Pathway Capital Ltd., a private venture capital company. In conjunction with his law practice and subsequent involvement in the raising of venture capital, Mr. De Witt has over 20 years’ experience financing public companies and structuring and negotiating major transactions in the mining sector. He holds a Bachelor of Commerce degree from the University of British Columbia and a Bachelor of Law degree, also from the University of British Columbia.

The Northern Dynasty Board of Directors will now consist of Robert Dickinson (Chairman), Ron Thiessen, Marcel de Groot, David De Witt, Desmond Balakrishnan, Gordon Keep and Ken Pickering.

The Audit and Risk Committee will consist of David De Witt, Gordon Keep and Marcel de Groot as the Chair.

The Nominating and Governance Committee will consist of Marcel de Groot, Desmond Balakrishnan and David De Witt as the Chair.

The Compensation Committee will consist of Marcel de Groot, Desmond Balakrishnan and Ken Pickering as the Chair.

Ron Thiessen on behalf of the Board of Directors and shareholders would like to thank each of Messrs. Cousens, Fretwell, Hallbauer, Kirk, Mitchell and Snyman for their contributions to the Company through their tenure as directors and wishes them well in their future endeavors. Mr. Snyman will remain as the Company’s Chief Financial Officer.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO